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APPROXIMATE LOCATION

Map data ©2020
Brubaker's Café and Bakery LLC

Coffee Shop

Sumter, SC 29150
Operating Pop-Ups
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Brubaker's Café and Bakery LLC is seeking investment to open a permanent location and purchase an existing roastery with established revenue streams.
First LocationRenovating LocationGenerating RevenueOperating Pop-ups
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $50,000 invested.
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INVESTOR PERKS

Brubaker's Café and Bakery LLC is offering perks to early investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Biggest Fan Invest $500 or more to qualify. 20 of 20 remaining

We have the best fans. Great fans. HYUGE fans. The biggest fans. Invest $500 and we'll get you a branded shirt, and travel mug. Oh, and you get your money back too. Who isn't a fan of that?

Free Coffee for a Year Invest $1,000 or more to qualify. 10 of 10 remaining

Your choice of a drink once every 2 hours for a year. Most people spend over $2000 a year on coffee. You're literally saving money and earning interest on the coffee you're drinking.

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OUR MISSION

We founded Brubaker's on the concept of "Something Good." We always strive to be, do, and serve something good. By providing gainful employment with opportunities to learn skills, supporting local non-profits, and using local ingredients where possible, we will be "Something Good" in our community.

Use local goods where possible while maintaining a price point that is accessible to most people.
Source coffee from farms that practice sustainable growing and invest in those developing communities.
Give back locally and globally to impact change for the better.
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THE TEAM
Jeff Chaney

Owner - Operations Manager - Baker

With 30 years of restaurant experience, mostly in management, Jeff brings a knowledge of the operations of a healthy and successful restaurant. He brings a store of wisdom that can only be gathered from years of experience. Years ago, Jeff put in countless hours at the restaurant his family owned. Carrying on some of those same family recipes, and some new spins on old favorites, Jeff provides the bakery options we currently offer. His passion for baking and experience managing fast-food and casual restaurants has given him the tools needed to lead our company to success. He also makes some really good oatmeal cream pies.

Jacob Mullikin
Owner - Strategic Planning - Coffee Roaster

With a background ranging from barista to biochemist, Jacob is a "Jack-of-all-Trades" for the team. Spending most of his early twenties working in the coffee industry. Initially working as a barista and moving on to servicing and installing commercial coffee equipment for large accounts in the southeast. He learned the ins-and-outs of coffee equipment, service, and began roasting coffee in 2018. Customers as far away as Italy drink his coffee, and crave it regularly.

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OUR STORY

Jeff and Jacob are father- and son-in-law. They decided to put together Jeff's 30 years of restaurant management and passion for baking with Jacob's background in all things coffee to create Brubaker's Café and Bakery.

October 2018, Brubaker's exists on paper
July 2020, Brubaker's opens our first pop-up at local farmer's market
October 2020, everyone asks "where's your brick and mortar?"
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations $30,000
Equipment $17,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$433,337	$476,670	$524,337	$582,014	$651,856
Cost of Goods Sold	$52,120	$57,331	$63,064	$70,001	$78,401
Gross Profit	$381,217	$419,339	$461,273	$512,013	$573,455

EXPENSES

Utilities	$15,600	$15,990	$16,389	$16,798	$17,217
Salaries	$109,752	$120,727	$132,799	$147,406	$165,094
Employee Related Expenses	$21,950	$22,498	$23,060	$23,636	$24,226
Office Supplies	$1,800	$1,800	$1,800	$1,800	$1,800
Insurance	$2,400	$2,400	$2,400	$2,400	$2,400
Marketing	$12,000	$12,000	$12,000	$12,000	$12,000
POS Software	$2,400	$2,400	$2,400	$2,400	$2,400
Rent	$40,800	$40,800	$40,800	$40,800	$40,800
Operating Profit	$174,515	$200,724	$229,625	$264,773	$307,518

This information is provided by Brubaker's Café and Bakery LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Brubakers Business Plan.pdf
Investment Round Status

$50,000

TARGET

$250,000

MAXIMUM

This investment round closes on January 13, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Brubakers Cafe and Bakery, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 2.5%-12.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Brubaker's Café and Bakery LLC's fundraising. However, Brubaker's Café and Bakery LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Brubaker's Café and Bakery LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Real Estate Risk

Brubaker's Café and Bakery LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Brubaker's Café and Bakery LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Brubaker's Café and Bakery LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Ongoing Information

Brubaker's Café and Bakery LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Brubaker's Café and Bakery LLC is allowed to stop providing annual information in certain circumstances.

Future Investors Might Have Superior Rights

If Brubaker's Café and Bakery LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Brubaker's Café and Bakery LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Brubaker's Café and Bakery LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Brubaker's Café and Bakery LLC, and the revenue of Brubaker's Café and Bakery LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Brubaker's Café and Bakery LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Brubaker's Café and Bakery LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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